

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 29, 2010

Mr. Steven Asman
President
Wave2Wave Communications, Inc.
433 Hackensack Avenue
Hackensack, New Jersey 07601

Re: **Wave2Wave Communications, Inc.**
        Registration Statement on Form S-1/A
        Filed on April 27, 2010, April 28, 2010
        File No. 333-164791

Dear Mr. Asman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Steven Asman
Wave2Wave Communications, Inc.
April 29, 2010
Page 2

Exhibit 10.3, Separation Agreement

1.   Please revise to include an executed version of the Separation Agreement with your next amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director

Cc: Ivan K. Blumenthal, Esq.
        Via facsimile, 212-983-3115